The Atlantic Building
950 F Street, NW
Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

[ ], 2021

North Star Opportunity Fund

Northern Lights Fund Trust II

17645 Wright Street, Suite 200

Omaha, NE 68130

Two Oaks Diversified Growth and

Income Fund

Northern Lights Fund Trust II

17645 Wright Street, Suite 200

Omaha, NE 68130

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated [_ _], 2021, among Northern Lights Fund Trust II, a Delaware statutory trust (“NLFT II”), on behalf of the North Star Opportunity Fund (the “Acquiring Fund”) and the Two Oaks Diversified Growth and Income Fund (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”), each a series of NLFT II, and North Star Investment Management Corp., a Delaware corporation and the adviser to the Acquiring Fund, solely with respect to Section II.3 of the Agreement. The Agreement describes a proposed transaction (the “Reorganization”), to occur as of the date of this letter (the “Closing Date”), pursuant to which the Acquired Fund will transfer all of its assets to the Acquiring Fund in exchange solely for shares of beneficial interest (“shares”) of Class A shares of the Acquiring Fund (“Acquiring Fund Shares”) and the assumption by the Acquiring Fund of the Acquired Fund’s liabilities, followed by the distribution of the Acquiring Fund Shares pro rata to the Acquired Fund’s shareholders in exchange for their shares therein and in complete liquidation of the Acquired Fund, all on the terms and conditions set forth in the Agreement. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section II.6(b) of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

The Acquired Fund is a series of NLFT II, which is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company.

Alston & Bird LLP                                                                                                                                                                                                                                                               www.alston.com

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Shares of the Acquired Fund are redeemable at net asset value at each shareholder's option. The Acquired Fund has elected to be treated as a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

The Acquiring Fund is a series of NLFT II. Shares of the Acquiring Fund are redeemable at net asset value at each shareholder’s option. The Acquiring Fund has elected to be treated as a regulated investment company for federal income tax purposes under Section 851 of the Code.

For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy State on Form N-4 dated [____], 2021, and such other items as we have deemed necessary to render this opinion. In addition, each of the Acquired Fund and the Acquiring Fund has provided us with a letter dated as of the date hereof (collectively, the “Representation Letters”) representing as to certain facts, occurrences and information upon which each of the Acquired Fund and the Acquiring Fund has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete.

Based on and subject to the foregoing and subject to the final paragraph hereof, we are of the opinion that, for U.S. federal income tax purposes:

(i)       The Reorganization will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and the Acquiring Fund and the Acquired Fund each will be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)       The Acquired Fund will not recognize gain or loss upon the transfer of all of its assets to the Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund, or upon the distribution of Acquiring Fund Shares by the Acquired Fund to its shareholders in liquidation of the Acquired Fund, except for (A) any gain or loss recognized on (1) “section 1256 contracts” as defined in Section 1256(b) of the Code or (2) the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (B) any other gain or loss that may be required to be recognized (1) as a result of the closing of the tax year of the Acquired Fund, or (2) upon the transfer of an asset regardless of whether such transfer would otherwise be a nontaxable transaction under the Code;

(iii)       Shareholders of the Acquired Fund will not recognize any gain or loss upon the exchange of their Acquired Fund Shares for Acquiring Fund Shares in the Reorganization;

(iv)       The aggregate tax basis of Acquiring Fund Shares, including any fractional shares, an Acquired Fund shareholder receives in the Reorganization will be the same as the aggregate tax basis of the Acquired Fund Shares exchanged therefor;

(v)       An Acquired Fund shareholder's holding period for the Acquiring Fund Shares, including any fractional shares, received in the Reorganization will be determined by including the period during which such shareholder held or is treated for federal income tax purposes as having held the Acquired Fund shares exchanged therefor, provided that the shareholder held those Acquired Fund shares as capital assets;

(vi)       The Acquiring Fund will not recognize gain or loss upon the receipt of the assets of the Acquired Fund in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund;

(vii)       The Acquiring Fund's tax basis in the assets of the Acquired Fund that are transferred to the Acquiring Fund in the Reorganization will be the same as the Acquired Fund's tax basis in those assets immediately prior to the transfer, increased by any gain or decreased by any loss required to be recognized as described in (ii) above;

(viii)       The holding period in the hands of the Acquiring Fund of each asset transferred by the Acquired Fund to the Acquiring Fund in the Reorganization, other than certain assets with respect to which gain or loss is required to be recognized as described in (ii) above, will include the period during which such asset was held or treated for federal income tax purposes as held by the Acquired Fund; and

(ix)       The Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder.

No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above. Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Sincerely,

Alston & Bird LLP

LEGAL02/40375744v1